# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Staffing 360 Solutions, Inc., CIK 0001499717
CUSIP: 095428108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2655 Northwinds Parkway, Alpharetta, Georgia (GA), 30009
Date of event which requires filing of this statement: 04/27/2026
Filed by CIK 0001571267
Persons authorized to receive notices and communications: Jackson Investment Group, LLC, Attn: Jay D. Mitchell, General Counsel, 2655 Northwinds Parkway, Alpharetta, Georgia (GA), 30009, 770-643-5500

## Reporting persons
- Jackson Investment Group, LLC (CIK 0001571267): type of reporting person: other (OO); citizenship or place of organization: Georgia (GA); source of funds: other (OO); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (100% of the class)
- Jackson Richard Lee (CIK 0001572666): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Georgia (GA); source of funds: other (OO); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Staffing 360 Solutions, Inc.
Address of issuer's principal executive offices: 2655 Northwinds Parkway, Alpharetta, Georgia (GA), 30009
Comment:
This Amendment No. 11 to Schedule 13D (this "Amendment No. 11") is being filed jointly by Jackson Investment Group, LLC ("JIG LLC") and Richard L. Jackson and amends the statement on the Schedule 13D that was originally filed jointly by JIG LLC and Richard L. Jackson with the Securities and Exchange Commission (the "Commission") on February 7, 2017 and was amended on March 24, 2017, April 7, 2017, August 8, 2017, September 22, 2017, September 4, 2018, November 16, 2018, November 13, 2020, May 17, 2021, December 12, 2022 and September 5, 2023 (collectively, the "Statement"), with respect to the common stock (the "Common Stock"), of Staffing 360 Solutions, Inc. (the "Issuer").

This Amendment No. 11 is being filed to report amendments to the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The supplement to Item 4 below is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
(a) - (j) On May 5, 2025, the Issuer filed a joint (with other affiliated debtors) voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Eastern District of North Carolina (the "Bankruptcy Court"). On March 19, 2026, the Bankruptcy Court entered an order confirming the First Amended Plan of Reorganization of the Debtors and Debtors in Possession filed by the debtors and debtors in possession on January 14, 2026 (as subsequently modified, the "Plan"), and on April 27, 2026, the Plan became effective (the "Effective Date").

Upon the Effective Date, all of the equity securities of the Issuer outstanding immediately prior to the Effective Date were cancelled and extinguished, and 1,000,000 shares of the Issuer's Common Stock were issued to JIG LLC, now representing 100% of the Issuer's issued and outstanding capital stock.

This supplement is qualified in its entirety by reference to the Order Confirming First Amended Plan of Reorganization of the Bankruptcy Court (which includes a copy of the Plan), a copy of which is filed herewith as Exhibit 1 hereto, and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The supplements to Item 4 above and Item 6 below are incorporated herein by reference.

(a) - (e). As of the Effective Date, the Reporting Persons own, beneficially and otherwise,
1,000,000 shares of Common Stock of the Issuer, representing 100% ownership in the Issuer. The
Reporting Persons share power to vote and to dispose of or direct the disposition of all of the shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The supplement to Item 4 above is incorporated herein by reference. On the Effective Date and pursuant to the Plan, JIG LLC, was issued 1,000,000 shares of Common Stock in the reorganized Issuer, resulting in the reorganized Issuer becoming wholly owned by JIG LLC.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Order of the U.S. Bankruptcy Court for Eastern District of North Carolina Confirming First Amended Plan of Reorganization of the Debtors and Debtors in Possession in In Re: Headway Workforce Solutions, Inc. Bankruptcy (No. 25-01682-5).

Exhibit 99.6 - Joint Filing Agreement (previously filed with the initial filing of the Statement on February 7, 2017 as Exhibit 99.6 thereto and incorporate by reference herein to such exhibit).

## Signatures
- Jackson Investment Group, LLC: By: /s/ Richard L. Jackson, Richard L. Jackson Chief Executive Officer (04/28/2026)
- Jackson Richard Lee: /s/ Richard L. Jackson, Richard L. Jackson (04/28/2026)